FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒    Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐    No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

Corporate Presentation October 2015

Important notice FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements. Such statements in the presentation include, but are not limited to, statements made in respect of the business prospects and profitability of the Bank and its subsidiaries in Greece, Turkey and other countries; the strategic focus and level of strategic flexibility of the Group; the effect of pension reforms on the Group’s insurance business; the level and sustainability of any Greek economic recovery (or the possibility of further recession) and related trends in business competitiveness and labour, consumer and liquidity conditions; levels of profitability as relates to cost of risk and non-performing loans; the path of normalisation of risk profile in the Group’s loan portfolio; the financial impact on the Group of its methods of non-performing loan management, including trends in delinquency formation; the effects of the new economic programme, the agreement between the Hellenic Republic and its creditors and the pro-reform government currently elected in Greece; the impact of capital controls on the Greek banking sector; fund and deposit flows and overall economic activity; reliance on ELA and other public sector funding; operating and financial margins and other key performance indicators; the Group’s ability to preserve and improve its customer service, innovation and technology offerings, operating efficiencies, brand and culture. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes”, “estimates”, “aims”, “anticipates”, “expects”, “intends”, “may”, “will”, “plans”, “continue”, “ongoing”, “future”, “potential”, “predict”, “project”, “guidance”, “target”, “seek”, “could” or “should” or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in the presentation could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. The following factors are among those that may cause actual results to differ materially from our forward-looking statements: recessionary pressures and uncertainty resulting from the Hellenic Republic’s economic crisis; whether public debt sustainability and return of the economy to sustainable growth will be achieved subsequent to the new financial support program for Greece since August 2015; the risks of domestic political uncertainty as relates to financial and economic conditions generally; uncertainty regarding the implementation of the conditions of the new financial support program for Greece by the Greek government and policymakers and the risk of new delays in program implementation; low liquidity and the imposition of capital controls in Greece; restrictions in the Group’s ability to obtain funding in the capital markets and its dependency on the European Central Bank and the Bank of Greece for funding, which may be affected by changes in ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral used for funding; continuing high outflows of funds from customer deposits; risks as to whether the Bank’s level of capital will be sufficient if economic conditions in Greece do not improve; the Group’s need for additional capital and liquidity as a result of regulatory changes; the risk that the Group may be subject to application of the "bail-in" rules for its securityholders; negative results in the stress testing of Greek banks, which may lead to further capital increases or loss of public confidence in the Bank; deteriorating asset valuations resulting from poor market conditions; the negative effects of any future downgrades of the Hellenic Republic’s credit rating on our wholesale borrowing costs and access to liquidity and capital; the inability of the Bank to pay dividends to its shareholders currently and in the future; constraints on our operational autonomy as a recipient of public aid; the Hellenic Republic’s influence on the Bank in certain areas; the Group’s vulnerability to any ongoing disruptions and volatility in the global financial markets; the increase in loans that are more than 90 days past due; volatility in interest rates; significant competition from Greek and foreign banks; the loss of senior management and/or qualified personnel; the risk of fraud and illegal activities of any form; significant future pension and post-employment benefit liabilities; future strikes; credit risk, market risk, liquidity risk, operational risk, insurance risk and foreign exchange risk; the failure of economic hedging to prevent losses; evolving cyber security or other technological risks; the continuing contraction of our loan portfolio; the risk of additional taxes; increasingly complex regulation which may increase our regulatory and capital requirements or tax liabilities; implementation of the Bank Recovery and Resolution Directive; the potential impact of the ECB Single Supervisory Mechanism and related changes to the supervisory regime applicable to European banks; the potential impact of adverse developments in our businesses in Turkey and various Southeastern Europe countries. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in the presentation might not occur. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Investors are cautioned not to place undue reliance on such forward-looking statements, which are based on facts known to us only as at the date of the presentation. MARKET, INDUSTRY AND OTHER INFORMATION Market data used in the presentation have been obtained from our internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications, bulletins, databases, press releases, reports and other statements of: including: C.A.P.I., the Bank of Greece, the European Central Bank, the Banks Association of Turkey, the EU Commission, the Greek Government and Bloomberg, among others. Market research, publicly available information and industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Bank accepts responsibility for accurately extracting and reproducing the same, but accepts no further or other responsibility in respect of the accuracy or completeness of such information. DISCLAIMER No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by the as to the accuracy or completeness of the information contained in this presentation and nothing in this presentation shall be deemed to constitute such a representation or warranty. 1

Table of Contents 1 2 3 4 5 Key strengths Drivers of profit growth Upside from NPL management Macro update 2Q’15 trading update

Key strengths 1

Key strengths 1 2 3 4 5 4 Key strengths Asset and liability structure provide maximum strategic flexibility Attractive and profitable domestic and international subsidiaries Resilient Greek PPI with improvement potential Consistently strong domestic funding and liquidity profile Strong brand recognition and deeply rooted customer relationships

1 Strong brand recognition and deeply rooted customer relationships

NATIONAL BANK OF GREECE

Reputational excellence in Greece: "premium brand of choice"

Bank of reference in Greece for over 170 years



Best Reputation (Survey) (1)
45%
28%
21%
26%
NBG
Peer 1
Peer 2
Peer 3



Most Trustworthy (Survey)(1)
42%
25%
19%
25%
NBG
Peer 1
Peer 2
Peer 3

Strategically positioned with high customer penetration

- *High customer penetration*
  - *6mn+ retail customers*
  - *c.8,700 corporate clients* [3]
  - *1,423 ATMs*
  - *55,000 POS*
  - *3,5mn debit cards*
- *527* [4] *branches providing full and efficient geographic coverage*



45 Thessaloniki
Next 20 Big Cities: 75
Prefectural capitals: 62
Rest of Greece: 163
182
Athens

Deeply rooted customer relationships



Core deposit market share (1Q'15) (2)
1Q'15 deposits/ branch
€73.9mn
€52.2mn
€48.3mn
€51.2mn
29.1%
28.4%
19.7%
15.2%
NBG
Peer 1
Peer 3
Peer 2

Limited participation in M&A activity during Greek banking sector consolidation has safeguarded NBG's identity, client relationships and has enhanced service experience

- *No brand contamination*
- *Culture preservation and consistency in service with focus on innovation and improvements*
- *Well positioned to manage loan performance and troubled assets*
  - *Knowledge of customer base (KYC)*
  - *Consistent, conservative underwriting standards*
- *Well positioned to attract deposit inflows*

Source: Company disclosure

Notes: (1) Based on C.A.P.I. tracking study during the period April-June 2015

(2) Core deposits include current, sight and savings. Greek deposit market as per the BoG definition includes deposits of the general government.

(3) Not including SBLs

(4) Includes 1 private banking unit; number of branches as of October 2015

5 Key strengths

NATIONAL BANK OF GREECE

1 Technology and innovation provide new value added services

- Modern and sophisticated bank offering premium cashless and digital services
- Strategic emphasis on developing and upgrading the i-bank platform has resulted in significant transaction growth
- Following imposition of capital controls NBG issued c.609,000 debit cards and opened 130,000 e-banking accounts. Transaction volumes increased more than 100% yoy

Strong digital channels

Internet users


768mn
870mn
1,057mn
2013
2014
9M 2015

Electronic transactions


12.4mn
14.7mn
10.5mn
€20.0bn
€25.0bn
€17.0bn
2013
2014
9M 2015

Old but not old fashioned





Selected digital and premium initiatives

- Extensive e-banking platform with ancillary value adding services (e.g. money transfers, share trading, payment of dues to tax authorities and other companies and organizations)
- Highly innovative i-bank store platform targeting young age groups
- Premium banking provides a personalized service to the affluent segment
- Upgrading digital infrastructure a key priority
- Popular loyalty programme (Go4more) with 220,000 members as of Oct'15

i-bank Store





Premium Branches


ΕΘΝΙΚΗ ΤΡΑΠΕΖΑ PREMIUM



Source: NBG

6 Key strengths

Consistently strong domestic funding and liquidity profile 2 Highest exposure in domestic core deposits (1Q’15)… … results in lower deposit outflows between Sep’14-Jun’15… Domestic Deposit Spread(3) 0.92% 1.15% n.a(2) 1.10% €14.8bn Share of 52% 48% 45% 41% Core deposits €10.6bn NBG Peer 1 Core Deposits Peer 3 Peer 2 (1) NBG Peer 2 Peer 3 Peer 1 Time Deposits … which is combined with the lowest L/D ratio (1Q’15)… ... and less reliance on ELA funding Δ in €bn Euro-system Funding 3Q’14-2Q’15 +€16.9bn +€27.3bn +€23.6bn +€15.9bn 141% 137% €22.5bn €22.2bn €21.2bn €8bn of excess collateral(4) NBG Peer 1 Peer 2 Peer 3 NBG Peer 1 Peer 3 Peer 2 Source: NBG calculations based on company filings Notes: (1) Based on group deposit outflows for 2Q’15 of €4.9bn (2) Not available for domestic, only available for Group level (3) Cost of funding of total deposits (spread) (4) ELA eligible collateral 7 Key strengths €15.6bn 122% 95% €17.8bn €21.5bn €20.3bn €19.8bn €10.6bn €13.8bn €14.9bn €16.5bn €12.3bn €11.4bn

Resilient Greek PPI with improvement potential 3 Strong domestic core PPI margin (1) … 283bps 281bps 274bps 269bps 241bps 245bps 217bps 208b 199bp 155bps 145bps 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15 NBG Peer 1 FY 2014 Peer 2 Peer 3 1Q'15 …still high time deposit spreads Gross Loans Average Q3 production on the front book has been c. 100bps €46.0bn €64.5bn €44.9bn €52.6bn European average: c. 50 bps (2) (162)bps (162)bps (168)bps (176)bps (203)bps NBG Peer 1 Peer 2 Peer 3 2Q'14 3Q'14 4Q'14 1Q'14 2Q'15 Corporate & SBL Mortgages Consumer & Cards Source: NBG, ECB Notes: (1) Calculated as domestic Core PPI (calculated as domestic core income minus recurring domestic operating expenses) divided by average net domestic loans (2) Calculated as European time deposit yield (per ECB - weighted average by corporate and household balances), or 54bps, reduced by 3 month Euribor -0.014% 8 Key strengths 12% 10% 12% 12% 39% 26% 38% 33% 64% 55% 48% 50% … having higher exposure in low yielding mortgages (1Q’15)… ps s 178bps166bps …on the back of resilient NIM, despite…

4 Self funded, well diversified and profitable international business

NATIONAL BANK OF GREECE



Consolidated SEE & Other[1]

Assets (€mn)	9,675
Loans (€mn)	7,427
Deposits (€mn)	5,984
L:D	104.8%
Branches	557
PBT (1H'15, €mn)	29.6
Equity (1Q'15, €mn)	1,445

Bulgaria

Assets (€mn)	3,331
Loans[4] (€mn)	2,721
L:D	94.3%
Branches	200
Loans market share	10.8%
PBT[2][3] (€mn) (1H'15)	15
CAR	28.1%

FYROM

Assets (€mn)	1,365
Loans (€mn)	968
L:D	83.7%
Branches	64
Loans market share	22.7%
PBT (€mn) (1H'15)	20.2
CAR	17.8%

Albania

Assets (€mn)	293
Loans (€mn)	203
L:D	85.7%
Branches	27
Loans market share	5.5%
PBT (€mn) (1H'15)	0.6
CAR	16.4%

Turkey[3]

Assets (€mn)	28,377
Loans (€mn)	20,056
L:D	134.4%
Branches	654
Loans market share	4.1%
PBT (1H'15)	207
CAR (BRSA Consol)	15.9%

Serbia

Assets (€mn)	1,131
Loans (€mn)	821
L:D	98.2%
Branches	109
Loans market share	5.3%
PBT (€mn) (1H'15)	0.3
CAR	16.7%

Romania

Assets (€mn)	1,952
Loans (€mn)	1,522
L:D	184.9%
Branches	116
Loans market share	3.2%
PBT (€mn) (1H'15)	(2.5)
CAR	19.0%

Cyprus

Assets (€mn)	482
Loans (€mn)	813
L:D	107.6%
Branches	16
Loans market share	2.1%
PBT (€mn) (1H'15)	2.8
CAR	24.0%

Also present in South Africa, Egypt, Malta, London, Australia
Market shares for Bulgaria, Romania and Serbia include the Leasing entities

Source: NBG
Notes: (1) Includes international activities excluding Turkey
(2) PBT: profit before tax, all figures as of 1H'15 unless otherwise stated
(3) Turkey includes Finansbank IFRS Consol + London + Malta Loans. CAR is shown on Finansbank BRSA consolidated basis
(4) Loans figures represent gross balances, L:D on a net basis

9 Key strengths

4 Finansbank, a sizable and profitable asset in Turkey

NATIONAL BANK OF GREECE

Universal bank with proven track record of success since its foundation

- Finansbank operates in an attractive macroeconomic environment with low banking penetration, and has grown organically into a full service financial institution with an experienced management team
- Finansbank is well capitalised and self funded
- Young, nationwide distribution network
  - 654 branches as of 2Q'15, servicing 5.3mn active customers
  - 8.3 years average branch age (2Q'15)
  - More than 60% of employees client facing
- Operates the only successful internet bank in the country (Enpara)
- Partnerships with leading international institutions: Sompo Japan in P&C and Cigna in life insurance and private pensions
- Long term foreign currency ratings of Ba2 / BBB- (Moody's / Fitch)

No. 5 privately owned bank [1] with a strong track record of profitable growth



Net Customer Loans (2)
7.1x
TRY54.6bn
TRY7.7bn
2005
1H'15
Customer Deposits (3)
7.0x
TRY42.7bn
TRY1.5bn
2005
1H'15
Equity
6.0x
CAR
15.89%
T1
12.26%
TRY9.0bn
TRY1.5bn
2005
1H'15

2.9953 TRY / EUR FX rate as of 30th June 2015



PPI Margin vs. CoR
NIM (4)
5.4%
5.7%
4.4%
2.3%
4.2%
2.0%
2014
1H'15
CoR
PPI margin



RoE
13.6%
9.8%
8.8%
10.9%
11.5%
1H'13
FY13
1H'14
FY14
1H'15

Source: Finansbank, BRSA bank only data, The Banks Association of Turkey
Notes: All information presented in this slide are BRSA bank only, except for CAR and T1 ratios that are BRSA consolidated
(1) As of 2Q'15
(2) Customer loans include loans measured at fair value through profit and loss
(3) Does not include bank deposits balance
(4) Before swap

10 Key strengths

4 NBG Insurance: #1 in Greece in life and non-life business

NATIONAL BANK OF GREECE

Highly profitable on the back of a multi-channel distribution

- NBG insurance is well positioned in Greece both in life (**26%** market share [1]) and in non-life (**11%** market share [1]) insurance
  - NBG insurance accounts for **19%** of the total insurance market [1] and it is the only composite Greek insurer
- The Greek insurance market is significantly under-penetrated compared to European average
  - Life penetration Greece vs. Europe: 1.0% vs 4.1%[2]
  - Non-Life penetration Greece vs. Europe: 1.2% vs 2.7%[3]
  - The expected pension reforms will further assist the growth and profitability
- NBG insurance operates a multi-channel distribution
  - 2,300 tied agents
  - Long-lasting relationships with brokers
  - Direct business through
    - Online channel branded Ethniki Protect;
    - HQ corporate relationships
  - Bancassurance through NBG's 527 branches (the fastest growing channel)
- Post significant restructuring commenced in 2010 NBG Insurance has become highly profitable delivering RoEs above 15% during the crisis
- Strongly capitalized with a solvency margin of c.500%[1] under Solvency I standards; BV of €631mn (1Q'15)

GWP[2] breakdown FY2014


Non-Life 31%
Fire 11%
Other 4%
Motor 16%
Individual Policies 58%
Group Policies 11%
Life 69%
GWP: €749mn

PBT breakdown FY2014


Non-Life 61%
Life 39%
PBT: €107mn

Delivers high RoE [4] on the back of a strong solvency position


18%
14%
13%
2012
2013
2014
Solvency margin c. 500%(1) under S1, strongly capitalized under S2

Source: NBG, Ethniki Insurance IFRS accounts, Management accounts
Note: (1) As of 30/06/2015
(2) GWP including reinsurance and policy fees and excluding international operations
(3) SwissRe Sigma report no 4/2015, Europe includes Greece
(4) On a recurring basis

11 Key strengths

5 Asset & liability structure allows for maximum strategic flexibility CET1 Capital, €bn 7.8 Turkey €3,710mn RWA, €bn 64.7 SEE & International Subsidiaries €1,445mn CET1 Ratio (%) 12.1 Insurance €631mn Astir €130mn SEE & Other €6.5bn Senior €0.7bn Tier 1 / Tier 2 €0.3bn Turkey €21.6bn State Prefs €1.4bn Group €63.9bn Greece Banking €33.3bn TBV(1) €6.2bn Greece Non-Banking €2.5bn Source: NBG Notes: (1) Tangible book value (2) At subsidiary level 12 Key strengths RWA structure (1Q’15) Liability structure (junior to deposits) (1Q’15) 1Q’15IFRS Book Values(2) 1Q’15Capital

Drivers of profit growth 2

Strategic objectives and priorities Return of deposits to the system Time deposit repricing Reduction of ELA Reduction / expiration of government guaranteed bonds (Pillar II) 1 Funding cost improvement New production to be directed to higher margin corporate business Repayments of low margin mortgages to improve loan mix 2 Business mix optimisation Currently depressed run-rate vs. pre-crisis levels due to recessionary environment Significant potential for increasing commission income from well-positioned fee-generating businesses 3 Commission income generation Room to reduce staff costs further Additional G&A rationalisation and centralisation of operations 4 Efficiency improvement Aim of AQR is to fully address any provisioning requirements Capital controls affected delinquency formation only temporarily Economic recovery to reduce formation levels, allowing for CoR normalisation 5 Cost of risk normalisation Strategy geared towards significant profitability uplift 14 Drivers of profit growth

1 Strong tailwinds underpin Greek recovery A Over the past 5 years, Greece achieved an unprecedented correction of economic imbalances Greece improved its cyclically adjusted primary balance by 17% of GDP between end-2009 and end-2014 Large gains of price competitiveness (e.g. wages have been reduced by c. 23% since 2009) transformed the country’s persistent current account deficit into a surplus The adjustment appears broadly resilient to recently experienced economic headwinds (related to political and economic uncertainty, liquidity shortages, capital controls) Impact of recently imposed capital controls not as severe as originally expected Cash-based and import-dependent Greek economy was expected to face severe pressures from the imposition of capital controls Most recent indicators suggest that capital controls were anticipated by households and corporates; therefore the resulting economic pressures were alleviated The advanced stage of economic and corporate restructuring also limited the impact to the economy The agreement of the new economic programme and the election of a pro-reform government set the stage for a sustainable recovery Stable pro-reform government and a pro-Euro parliament will aid the implementation of the programme The economic program covers the debt servicing needs for 3 years, provides ample liquidity and a path to sustainable recovery via structural reforms B C As a result, the Greek economy would be set on a path of sustainable economic recovery supported by enhanced competitiveness, improving liquidity conditions and positive base effects Source: EU Commission; Bank of Greece 15 Drivers of profit growth

1 Positioned to benefit from deposit inflows Franchise value leads to organic gains in market share NBG “fair market” share in deposits should lead to €6-7bn inflows e cash 25.3% 192.5bn >50% ca 2011 Jun-2015 Sep-2014 Jun-2015 Total Deposits Time Deposits Source: NBG 16 Drivers of profit growth 20.7% 21.3% 15.8% Part of th banking s ystem withdrawals is expected to return as soon as confidence in the is restored € Wi wi re trans fer €-52.2bn sh als€140.3bn thdraw NBG “fair market” share recovery leading to at least €6-7bn inflows related to return of cash withdrawals (based on 25% total deposits market share)

1 Potential uplift from improved funding costs

NATIONAL BANK OF GREECE

Cash value of ELA collateral (1)



Spread
Funding cost
€23.4bn
1.7%
€389mn
Estimated cash value of unutilised ELA collateral
€7.8bn
Pillar II bonds
€8.7bn
3.3%
€155mn fee cost
€130mn funding cost
€15.6bn
Other ELA
€6.8bn
1.5%
€103mn funding cost

Substitution of Pillar II bonds within ELA funding

- *Return of deposits to the system*
- *Improving deposit base and economic environment will allow considerable reduction in Pillar II guarantees*
- *Associated fee costs of guarantees at 178 bps on cash value or €155mn per annum*

Substitution of ELA funding with ECB and deposits

- *In line with Greece's MoU deliverable, ECB can be expected over time to:*
  - *Reduce haircuts*
  - *Reinstate Greek banks waiver*
  - *Accept credit claims*
- *Spreads on time deposits likely to price down in line with EU coverage*
  - *Current pricing at ca. 100 bps*

Areas of potential uplift:

- *Pillar II bonds left to expire: €155mn per annum*
- *Replacement of €3.8bn of ELA with ECB funding post reinstatement of waiver by ECB: €55mn per annum (2)*
- *100 bps improvement in Q2'15 time deposit spreads would deliver >€150mn per annum (in Q3'15, spreads have already reduced by ca. 50 bps) (3)*

Source: NBG
Notes: all NBG figures refer to domestic Greek business
(1) As of 30-Sep-2015
(2) Based on €3.8bn multiplied by 150 bps cost of ELA funding minus 5 bps cost of ECB funding
(3) Based on time deposit funding cost improvement from current levels to European levels across €15.1 Bn time deposit portfolio

17 Drivers of profit growth

2 Increased corporate lending improves business mix lending Portfolio rebalancing towards corporates to enhance lending spread (1) Well positioned to extend credit 1Q ’15 Leveraging on its liquidity position, NBG expects to resume extending credit as soon as the situation in Greece normalises Spreads €46.5bn €46.0bn – Track record of disbursing €1.4bn in 2014 of which €1.2bn in corporate loans Highly leveraged peers are liquidity constrained – of capital into Demand for credit expected from corporate clients where NBG intends to focus Rebalancing of business mix should enhance lending margins considerably Mortgage contractual repayments of €359mn for 2H’15 2013 Corporate 1Q'15 Consumer SBL Mortgages Source: NBG Notes: all NBG figures refer to domestic Greek business (1) Data in charts refers to gross loans 18 Drivers of profit growth Significant NIM improvement potential from redeployment higher yielding corporate segment €17.3bn 5.2% (2.2)% €18.2bn 393 bps 232 bps €4.3bn €4.1bn €6.3bn €5.6bn €18.5bn €18.1bn

3 Depressed fee income should be revived by economic recovery and increased banking activity

NATIONAL BANK OF GREECE

Drivers of fee and commission revenue

- Low run-rate vs. pre-crisis levels due to economic recession and depressed transaction activity levels
- Potential for major uplift in income through attractive and diversified fee sources:
  - New disbursements to drive origination fees
  - Cashless activity to drive fee generation from transactions, debit cards and POS
  - Cross-selling investment, mutual funds, insurance and brokerage services
  - Private banking services to high net worth individuals

Fee commission income through the cycle (excl. guarantee fees)



Net fee & commission income / total domestic assets (%)
0.72%
0.36%
€515m
€291m
Insurance
Fund management
Banking
Corporate
Retail
Custody, brokerage & IBD
2007
2014

Market leading positions across fee generating businesses [3]



Ranking
#1
#1
#1
#3
n.a
26%
11%
30%
32%
15%
Life insurance
Non-life insurance
Debit cards
POS
Asset management [2]

NFC income / total assets (%) in Europe [1] as of 2014



Average: 0.68%
0.48%
0.54%
0.65%
0.67%
0.76%
1.01%
Germany
UK
Spain
France
Portugal
Italy

Source: NBG
Notes: all NBG figures refer to domestic Greek business
(1) ECB data for all domestic banking groups and standalone banks
(2) Based on mutual fund market share
(3) Market share as of December 2014

19 Drivers of profit growth

4 Potential for further efficiency improvements Operating expenses(1) evolution Key drivers # employees 4.4% contractually agreed reduction on pension fund related employer contributions in 2016, more to come 15,579 12,211 -38% Expected natural attrition of 420 FTEs in 1H’15, 48 in 2H’15, 202 in 2016 and 333 in 2017 €1,543mn Category volution Digitalisation of banking operations, rationalisation of IT investments and projects -25% Further centralisation of branch operations -43% 2009 2014 Average cost per employee as of 1H 2015 Breakdown of staff by age and function Age structure Staff by function 2% 1% 12,177 Retail Under 25 13% 21% 26 - 35 Corporate 19% 36 - 45 45% Central Functions Operations 60% 46 - 60 31% 8% 60+ (2) Staff costs Average Employees Average cost / Employee of which 1,559 employees are aged 55 and above Source: NBG Notes: all NBG figures refer to domestic Greek business (1) Operating expenses exclude VRS one-offs (2) Annualised figure. 20 Drivers of profit growth €664mn €55k G&A Staff €372mn e €949mn €1,171mn €279mn €670mn

5 Declining NPL formation and cost of risk improvement Delinquency formation abates Key drivers Delinquency formation / net customer loans NPL formation peaked in 2012, decelerating thereafter 2.1% (1) 3.8% 5.6% 9.2% 3.9% 2.8% Aim of AQR to fully address provisioning requirements €3.6bn The macro backdrop supports continued decline in formation and likely to lead to normalised cost of risk levels excluding recoveries For every 100 bps of CoR reduction, €370mn(2) of PBT gain per annum 2010 2011 2012 2013 2014 1H 2015 Cost of risk 90 dpd - NPE reconciliation as of 1Q’15 of which €3.0bn are below 30 days part due 45% Coverage 61% 6.6% € 20.0bn € 14.7bn €3.9bn €1.4bn 2010 2011 2012 2013 2014 90dpd Forborne Other impaired NPEs Source: NBG Notes: all NBG figures refer to domestic Greek business (1) Annualised figure (2) Calculated as average of net loans in 2013 and 2014 multiplied by 100 bps 21 Drivers of profit growth 2.0% 4.6% 2.7%2.9% €2.4bn €1.6bn €1.8bn €1.0bn €0.4bn

Upside Potential Management from NPL 3

1 Dedicated and independent internal units for retail and corporate NPL management

NATIONAL BANK OF GREECE

Corporate NPL Management

- Special Assets Unit ("SAU") is a centralised unit with end-to-end responsibility for the management of corporate NPLs with:
  - Vertically integrated management to ensure single point accountability and efficient decision making
  - Dedicated SAU RMs and separate Credit Committees
  - Clear prioritisation strategy based on ageing, size, collateralisation levels and legal status
  - Internally developed tools to prioritise alternative strategies and assess debtors' viability
  - Short-term and longer-term target setting and RM productivity monitored monthly

Retail NPL Management

- Retail Collections Unit ("RCU") is an independent unit focused on management of retail NPL
  - Centralised unit with end-to-end responsibility
  - Strategy differentiated by customer segmentation: collecting in early buckets, restructuring subsequently, legal actions according to selection criteria, and settlements for >360dpd
  - New restructuring products designed to ensure solution sustainability based on PTI and on client's disposable income after subtracting reasonable living expenses
  - Tight performance monitoring of internal collection center and external agents and lawyers through comprehensive KPIs
  - Champion/challenger tactics frequently employed to test new segment strategies based on cohort attributes (profession, income, dpd, collateral)

Overview of Portfolio

Corporate	Balance (€bn)	of which (denounced)	#Clients	FTEs
Large Corporates	1.7	0.7	373	19
SMEs[1]	2.5	1.3	3,871	62
SBL(Legal Entities)[2]	1.4	0.8	12,489	80
Denounced[3]	n.a	n.a	11,192[4]	52
Legal, Control & Operational				54
Total	**5.5**		**16,733**	**267**

Retail[5]	Balance (€bn)	Treatment	Clients ('000)	FTE
Mortgages	9.2	Collections	84	185
Consumer	3.8	Restructuring	100	170
Micro-SBL	1.3	Legal/ Settlements	227	170
Total	**14.3**		**411**	**525**
Branches (execution)				592
Various support functions				360

c. 1,750 FTEs deployed in NPL management

Source: NBG
Notes: all NBG figures refer to domestic Greek business
(1) SME: small & medium enterprises
(2) SBL: small business loans
(3) Denounced: legal procedures have been initiated.
(4) Clients with all contracts denounced (out of 16,733)
(5) Based on preliminary operational figures as of 31.08.15 where RCU is responsible for >0 dpd loans

23 Upside potential from NPL management

2 RCU: A centralised approach delivers tangible results

NATIONAL BANK OF GREECE

- **Matrix strategy based on customer risk profile and delinquency status, on the back of statistical segmentation of customers**

Collections (Early Delinquencies)

Channels	Offerings/Products
▪ Internal Call Centre with sophisticated call strategy and monitoring tools fully integrated with best in class IT ▪ External agencies (focusing on smaller tickets and early delinquencies, mostly consumer credit, incentive based remuneration)	▪ Soft collection/hard collection, based on risk category, balance size, dpd and client response ▪ Restructuring to high-risk clients

Collections roll rates mortgage loans (non-restructured)



Bucket (1)
3–4
2–3
1–2
Jan-12
Aug-15

Collections roll rates consumer loans (non-restructured)



Bucket (1)
3–4
2–3
1–2
Jan-12
Aug-15

- **Short-lived impact from capital controls, normalisation post July 2015**

Source: NBG
Notes: (1) Represent number of missed payments

24 Upside potential from NPL management

3 RCU: A centralised approach delivers tangible results

NATIONAL BANK OF GREECE

- **Matrix strategy based on customer risk profile and delinquency status, on the back of statistical segmentation of customers**

	Channels	Offerings/Products
Restructurings (Mid Delinquencies)	▪ Internal Call Centre (offers restructuring solutions based on client characteristics) ▪ Branches (execute internal call centre agreements) ▪ External law firms (offer restructuring solution to clients vs. pursuing legal action)	▪ Collateral addition ▪ Maturity extension ▪ Monthly payment reduction for 3-6 years based on PTI ▪ Split & freeze (no interest on frozen component for 5-10 years) ▪ Incentives offered to remain current in the form of the write-off (interest or capital) at maturity
Settlements (Late Delinquencies)	▪ Internal collection centre and external agencies (offer settlement to denounced clients vs. pursuing legal action)	▪ Write-off of penalty and off-balance sheet interest, as well as a % of capital depending on collateral and duration of repayment schedule, no interest agreement

Restructurings



€59mn
€111mn
€529mn
2Q'14
€26mn
€89mn
€413mn
3Q'14
€26mn
€71mn
€268mn
4Q'14
€22mn
€62mn
€194mn
1Q'15
€49mn
€92mn
€490mn
2Q'15
Mortgages
Consumer
SB

Source: NBG

25 Upside potential from NPL management

4 SAU: Well designed, comprehensive strategy and solutions

NATIONAL BANK OF GREECE

SAU: Independent unit for efficient and rapid solutions for corporate clients

Strategy	Operations/Monitoring	Tools
✓ Independence ✓ Dedicated resources ✓ Prioritization Strategy ✓ Standardised solutions for SBLs ✓ Tight monitoring to ensure speed	✓ Standalone from "Good Bank" ✓ Well-defined criteria for loan transfers (only two times/year) ✓ Dedicated investment banking unit for complex deals ✓ Coordination with real estate unit of bank for foreclosed assets ✓ Standardised RFPs for IBRs ✓ Regular training to RMs	✓ Solution management Tool (SMT) for daily portfolio management (CRM) ✓ Viability assessment for large medium, as well as small corporates ✓ NPV tool ✓ Workflow application for SBLs ✓ MIS on unit productivity

Selection of high level strategy – LCs/SMEs



Assessment of
Industry
Financial position
Competition and clients
Total credit position
Initiation of legal actions from other parties
Is client willing to cooperate (1) ?
Yes
Is client still in business?
Yes
Is client viable mid-term?
Yes
Is the debt sustainable over time?
Yes
Short term restructuring
No
Could operational restructuring be a feasible option?
Yes
Operational and long term debt restructuring
No
Is there sellable collateral not affecting "going concern"?
Yes
Collateral sale, long-term restructuring or debt-to-equity
No
Long-term restructuring or debt-to-equity
Consider
Size of company
Industry
Cooperativeness of client
Share of wallet
High importance of cooperation with other banks and 3rd parties (e.g., suppliers), especially in case of low share of wallet
Possible leveraging of relevant legal framework (e.g. law 99 or 106)
No
No
Is there sellable collateral or additional assets to liquidate?
Yes
Collateral sale and settlement
No
Settlement & Closure
No
Denouncement/legal actions
Use of pre-bankruptcy Law following investors' expression of interest

Source: NBG
Notes: (1) Willing to meet/provide all necessary data

26 Upside potential from NPL management

Strong performance to date and robust coverage pave the way to recoveries and profitability 5 Restructurings (1H’15) Collections 24% of the non-denounced portfolio 13% of the total portfolio €723mn <90 dpd 9.0% >90 dpd 1.7% Denounced 0.8% <90 dpd >90 dpd Denounced Total Well covered book -1Q15 Large Corporate SMEs SBLs 118% 117% 115% LLAs Coverage Collateral Coverage Total Coverage LLAs Coverage Collateral Coverage Total Coverage LLAs Coverage Collateral Coverage Total Coverage Source: NBG 27 Upside potential from NPL management 56%59% 57%60% 63%55% Total2.9% €404mn €282mn €37mn % of Portfolio (annualised)

6 Strengthened NPL resolution ability through legislative change The new legal framework facilitates faster, simpler and more efficient processing of NPLs and significantly improves recoverability potential Shorter time from denouncement to auction (incl. enforcement period) completion and recovery of claims (1+ years vs. 3+ years today) Simpler and shorter liquidation process for non-viable debtors Improvement in auction proceed receipts (65% - 100%) to secured creditors Cost savings (20% average reduction in expenses pre-paid by the creditor) Limits possibility of manipulation or fraud by treating legal actions unfavourably Allows for amicable settlement Earlier initiation of rehabilitation pre-insolvency procedure based only on likelihood of future insolvency Shorter bankruptcy procedure Implementation Timeline of NPL resolution framework (3rd MOU) By end-October 2015 HFSF to finalise its study on non-regulatory constraints that prevent the development of a robust NPL market while BoG will publish its report on NPLs segmentation and the capacity of each bank to deal with each segment A Debt Information network and Debt Information Centre is expected to be established by the Government, to provide legal and financial advisory to borrowers in need • By end-December 2015 Final legislation on fast-track liquidation process is due Commercial debtors to be categorised based on assessment of their viability • By end-March 2016 Revision of the Code of Conduct/guidelines for debt restructuring by the BoG • • • By end-November 2015 The new and improved legal/judicial framework for corporate and household insolvencies will be shaped and the Credit and Wealth Bureau will be set-up as an independent authority Courts will commence operations of the specialist chambers for corporate insolvencies at the same time as the final amendment of the out-of-court workout law is expected By end-February 2016 Greek Banks to agree with BoG and HFSF assessment criteria and operational targets for their NPLs portfolio By end-June 2016 BoG, HFSF and the Government to make a final assessment of the overall NPL framework and its effectiveness – final amendments to take place • • • • Source: NBG 28 Upside potential from NPL management Creditor friendly Civil Procedure Law and imminent changes in Bankruptcy/ Personal Bankruptcy Code stipulated by the 3rd MoU programme (January 2016)

Successful NPL management holds the key for bottom-line and RoE outperformance 6 External factors support NPL management - Political stability and macro trends pave the way to recovery - Regulatory focus with close monitoring of TAR development - Credit friendly legal framework (following the signing of 3rd MOU Programme) a catalyst for effective NPL management and ambitious target setting NBG leverages on developments and takes actions to overshoot targets: - Operation of a fully fledged and independent internal bad bank for both retail and corporate NPLs already delivers tangible results - Cooperation with external parties (collection agencies and law firms) has improved productivity and effectiveness - Collaboration with other banks comprehensively addresses large client and sectorial exposures - Potential to develop strategic partnerships or JVs to leverage international expertise - Potential to explore value accretive portfolio sales Source: NBG 29 Upside potential from NPL management • Top management priority • 15-20% reduction in post-AQR lifetime losses

Macro update 4

Unprecedented economic adjustment results in correction external imbalances of fiscal and Current account and primary fiscal balance Commentary % GDP During 2009 – 2015E, the Greek economy achieved significant fiscal and current account rebalancing Decline of primary fiscal balance of c. 10% and of current account balance of 13% of GDP during 2009 – 2015E Primary Fiscal Balance Current Account Balance Cyclically adjusted primary balance - comparison % GDP Amongst countries that underwent an economic adjustment programme, Greece achieved the fastest and most intense fiscal correction/adjustment 0.0 (4.7) (6.8) (6.8) Cyclical adjusted primary fiscal balance improved by 17% of GDP during 2009 – 2014 (7.8) 2009 2014 Source: IMF; EU Commission; Greek Government Preliminary Budget for 2016 31 Macro update 3.6 4.9 1.62.4 (2.2) (10.0) SpainIrelandPortugalUKCyprus (13.3) Greece Commentary 0.90.42.0 0.5 1.2 2016F (1.3) (0.2) (2.0)(2.3) (3.3) (5.7) (7.2) (9.9) (9.9) 201020112012201320142015E (10.4) (10.9) 2009

Economic adjustment has led to restoration of competitive positioning

NATIONAL BANK OF GREECE

Real effective exchange rate – based on unit labour costs


160
140
120
100
80
2000
2002
2004
2006
2008
2010
2012
2014
111
104
103
98
94
Greece
Germany
Ireland
Spain
Portugal

World Bank's Doing Business – distance to frontier score (1)


85
75
65
55
2010
2011
2012
2013
2014
2015
80
76
73
69
67
Greece
Italy
Ireland
Spain
Portugal

Source: EU Commission; Word Bank; OECD

Notes: (1) An economy's distance to frontier is reflected on a scale from 0 to 100, where 0 represents the lowest performance and 100 represents the frontier with the best performance observed on each of the indicators across all economies in the Doing Business sample since 2005
(2) (i) Decentralisation of wage bargaining system, (ii) Softening of employment protection, (iii) Lowering of minimum wage, (iv) Notice prior to dismissal shortened and severance pay reduced

Commentary

- Greece's real effective exchange rate based on unit labour costs has returned to 2000 levels
  - Improvement by 26% since 2009
- Over the past five years, Greece has implemented a number of important structural reforms including:
  - Increase in labour market flexibility in four directions(2)
  - Rationalisation of public sector wage bill (single salary grid to all public servants)
  - Around 65% of 350 regulated professions have been opened up to competition
  - Cost of creating new business has been cut by more than 60% and licencing procedures have been streamlined
  - Progress on pension system reform with retirement ages aligned to euro area average

32 Macro update

Recession in 2015 is set to be milder is feasible than expected while a strong recovery GDP growth and strong recovery Economic Resilience During Capital Controls % 4.0 1.0 (2.0) (5.0) (8.0) (11.0) Capital controls were initially expected to have a large impact on a cash-based and import-dependent Greek economy - However downside pressures on activity are evident, but not severe Controls had been anticipated by Greek households and firms, permitting them to pre-emptively draw up contingency plans, such as: - Private sector built up liquidity buffers, and streamlined transactions with customers and suppliers from abroad - Greek firms preemptively increased their stocks of imported inputs to minimise the risk of external supply disruption - Cashless transactions doubled since July, reducing the impact of the capital controls and potentially accelerating the modernisation of transaction patterns (¹) (2) GDP (y-o-y) GDP Offical scen. (y-o-y) Tourism receipts and arrivals growth % 25.0 20.0 15.0 10.0 5.0 0.0 (5.0) (10.0) (15.0) The resilience also reflects the advanced stage of economic rebalancing in Greece following a painful multi-year economic adjustment, which made it far more resilient to external shocks Importantly, the capital controls restricted fund outflows, keeping liquidity in the system Non-Resident Arrivals (y-o-y) Tourism receipts (y-o-y) Source: ELSTAT Notes: (1) Forecasts based on NBG estimates (2) Official sector includes ECB, EU Commission and Greek Government Budget 2016 33 Macro update 2009:Q1 2009:Q3 2010:Q1 2010:Q3 2011:Q1 2011:Q3 2012:Q1 2012:Q3 2013:Q1 2013:Q3 2014:Q1 2014:Q3 2015:Q1 2015:Q3 2016:Q1 2016:Q3 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015:7M +14% Economic activity outpaced expectations driven by strong tourism and increasing spending power due to imported deflation Forecasts Set-back expected to be temporary Strong recovery expected mid-2016

Near term catalysts for resetting the recovery process Key next steps for the Greek economy 10yr Government bond spreads over bund Greece Portugal Spain Successful Completion of the 1st programme Review PSI & 2nd MOU Bank recapitalisation with gradual restoration of confidence paving the way for a material easing of capital controls 35 Agreement for further Reinstatement of the waiver on Greek securities by the ECB and participation in the QE programme 30 t 25 A new round of OSI aiming to ensure long-term sustainability 1st MOU 20 Funding uses of the new programme Syriza wins 2nd Elections €47bn for Fully Covering Greek Government’s Debt Servicing Needs Until Mid-2018 15 €14bn for Domestic Fiscal Needs (Including Arrears Clearance and Rebuilding of Liquidity Buffers) 10 7.36 Up to €25bn for Bank Recapitalisation 5 1.31 1.16 Another €19bn are Available From EU Structural Funds & EIB Loans Until 2018 0 Source: Bloomberg 34 Macro update New programme along with EU/EIB funds set the stage for a gradual normalisation of liquidity relief Announcemen of Presidential Elections

Upgrading Greece’s long-term growth potential New Programme focuses on further enhancing Greece’s competitive advantages while progress in resetting external competitiveness is already notable: - Cumulative reduction in wages of 23% since 2010; Greek labour market is now among the most flexible and well educated in the Eurozone - Exports as % of GDP at historical highs in early 2015 (from 19% of GDP in 2009 to 32% in 2015) The new programme covers Greece’s debt servicing needs over the next three years while further bolstering liquidity in the system through the funding of various fiscal needs (i.e. arrears clearance) The recapitalisation of the banking sector will be a significant milestone in Greece’s path towards sustainable recovery Successful implementation of the new programme would permit the banking system to take advantage of ECB's expansionary stance including outright purchases of Greek financial assets Following 7 years of economic uncertainty and deep recessionary pressures, it is expected that Greece’s investment and consumption rates will start converging towards the EU average again, especially as confidence in the economy and the banking system is restored Potential to reverse the severe disinvestment of previous years and reallocate the existing productive capital towards more profitable uses The Juncker initiative and EIB loans could offer a restart to the Greek economy The new program requires that Greece implements reforms that will address key structural economic issues for investors including: - Push forward with planned privatisations - Increase in labour market flexibility - Upgrade public sector efficiency and comprehensive opening of services and goods market to competition - Completion of pension reform with a view to ensuring long-term viability - Improve cost of doing business and support entrepreneurship Source: EU Commission; Bank of Greece 35 Macro update Reformed and Modernised Economy Recovery of Consumption and Private Investment Robust Liquidity and Limited Funding Risks Restored Competitiveness

2Q’15 trading update 5

2Q’15 Financial Highlights & Themes 1 Domestic L:D at 104%(1) despite substantial deposit outflows in Q2 – Greek banks’ anticipated recapitalisation is expected to allow for the gradual relaxation of capital controls, improving household and business confidence levels Liquidity conditions remain tight, however, following the agreement, deposit flows have turned positive and Eurosystem funding is supportive Domestic outflows slowed to €3.6bn from €4.8bn in Q1 - returned to positive territory in Q3 NBG operates with a best-in-class L:D of 104% in Greece and 112% at the Group level Eurosystem funding at the end of Q3 stood at €25.6bn (ELA: €15.6bn) from €23.6bn in March. Cash value of excess collateral at €8.0bn – – – – 2 2Q’15 Group PPI reaches 421m (+18%) fending off sustained TL devaluation; Group PPI margin at 269bps – Group NII resilient at €750mn (-3.7% qoq), despite increased ELA reliance in the domestic business and further depreciation of TL in Q2 Turkish NII up by an impressive 8.3% qoq in TL terms (2.2% in Euro terms) Group C:I at 57% – – 3 Group 90dpd formation drops sharply to €133mn in Q2 vs €477mn in Q1 – – – – Domestic formation stood at €41mn vs €336mn in Q1 Group 90dpd ratio at 24.6%, 30bps up qoq Domestic 90dpd +10bps qoq to 32.1%, driven by subdued delinquency flows in the retail segment (€142mn vs €377mn in Q1.15) Restructuring flows gather pace in Q2 and Q3 Source: NBG Notes: (1) assumes Q1’15 run rate of provisions 37 Results overview

1 Pre capital controls domestic L:D ratio at 104% L:D ratio evolution Greek deposit flows per quarter (€ bn) Assuming 1Q’15 run rate of provisions 116% Group 112% 110% Greece 104% 104% -4.8 95% 95% 94% 93% €-8.4bn or 19% of FY14 deposit base 83% 83% 81% 4Q'14 1Q'15 2Q'15 2Q'12 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15 Source: NBG 38 Liquidity Positive Δ in 3Q’15 -2.2 -3.6

1 Cash value of excess collateral at €8bn Eurosystem collateral cash values (€ bn) – 3Q15 Eurosystem funding (€ bn) 34.7 Other, 1.0 Pillar-2 Pillar-3 Cov. bonds Greek Sov. Credit claims Securitizations ECB only 27.6 1.2 ECB: € 10.2bn ELA 23.4 EFS 9.2 1.1 17. ELA 15 13. cash value of eligible collateral: € 33.5bn 10 ECB .8 10. 2Q'12 4Q'13 1Q'14 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15 3Q'15 Source: NBG 39 Liquidity 6.3 3.3 2.8 23.6 25.6 20.7 18.0 6 .6 14.2 9 11.010.7 9 0 .1 8.7

1 Domestic deposit outflows moderate in 2Q, in positive territory in 3Q Gross loans’ evolution by geography (€ bn) Deposits’ evolution by geography (€ bn) Group 70.4 71.4 72.1 73.9 73.3 +4.1% Group 65.4 66.9 64.9 60.4 55.7 -14.9% 7.4 -0.5% 7.5 7.3 7.4 7.3 SEE & other 6.4 6.0 4.3% (TL) -7.5% 6.5 6.6 6.7 +15.0% +18.9% (TL) SEE & Other 20.1 20.5 19.4 18.9 17.4 +9.2% +12.9% (TL) 14.2 14.4 14.2 14.9 13.0 Turkey Turkey +0.5% 45.2 45.8 45.5 46.1 45.3 46.0 +0.2% 46.0 43.9 -4.8% -11.1% 39.0 22.8% Greece Greece 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15 Source: NBG 40 Liquidity -9.1% 35.5-

2 Group PPI rises 18% qoq as non-core income normalises

NATIONAL BANK OF GREECE

PPI Group (€ mn)


390
413
363
357
421
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15

PPI Greece (€ mn)


179
154
118
83
209
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15

PPI Turkey (€ mn)


172
219
200
224
176
-10m qoq FX impact
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15

PPI SEE & other (€ mn)


40
40
45
50
36
-16m qoq trading
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15

Source: NBG

41 Profitability

2 Group NIM at 309bps (-12bps qoq) reflects ELA substitution impact

NATIONAL BANK OF GREECE

Group



325
336
344
321
309
760
797
821
779
750
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15
NII (€mn)
NIM (bps)

Greece



274
283
282
269
245
414
420
423
414
379
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15
NII (€mn)
NIM (bps)

Turkey



532
550
535
456
474
777
269
860
300
895
316
785
283
850
290
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15
NII (TLmn)
NII (€mn)
NIM (bps)

SEE & Other



302
286
312
335
351
76
78
82
82
82
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15
NII (€mn)
NIM (bps)

Source: NBG

42 Profitability

2 Lower pricing in time deposits to reduce further funding costs Greek deposits evolution (€ bn) Greek deposit spreads (bps) -12 Core -19 -22 -25 -25 -9% 46.1 46.0 43.9 -90 -92 39.0 -99 Total -104 35.5 -115 Time September new production at 106 bps -162 -162 -168 Time -176 Sight & other -203 Savings 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15 Source: NBG 43 Profitability +41bps 23.5 6.8 15.6 23.7 6.8 15.6 20.9 7.2 15.7 18.2 5.6 15.2 15.1 6.2 14.2

2 Greek lending spread remains steady at 379bps Greek gross loans evolution (€ bn) Greek lending spread (bps) 934 923 903 902 Consumer 896 387 385 385 380 379 Total lending spread (bps) 659 654 -1% qoq 652 46.0 649 45.5 45.6 45.2 45.3 637 SBLs Corporate SBL 409 407 404 393 392 Corporate Consumer Mortgages 234 231 232 230 226 Mortgages 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15 Source: NBG 44 Profitability 17.0 16.917.3 4.24.14.0 6.15.95.7 18.218.218.2 18.1 4.2 5.6 18.1 17.9 4.2 5.5 18.0

2Domestic C:I continues to improve mn) vs. 2Q14 2Q15 1Q15 2Q14 qoq 55 268 Greece 265 262 59 Incl. €7m cash bonus 262 Greece 256 252 1.7% -2.3% Turkey 228 209 180 9.4% 26.7% 57 56 96 Group 93 05 91 85 SEE & other 68 64 62 5.6% 9.7% 2Q'15 2Q'14 -40% s. 1Q10 69 69 67 65 63 vs. 2Q14 2Q14 qoq 2Q15 1Q15 35.034.9 34.134.1 34.4 Personnel 305 291 278 4.8% 9.7% Turkey G&As 196 183 175 7.4% 12.0% Greece 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15 Depreciation 50 50 51 0.2% -2.0% Staff G&A and other 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15 Source: NBG 45 Profitability Group552524504 3.0% 7.1% 12.4 12.1 12.2 12.3 12.3 14.0 14.0 13.9 14.2 14.9 Group OpEx by category (€ mn) Headcount evolution (‘000) Group5525245045.2% 9.5% 252256 1 1 1 1 1 1 v Group OpEx by geography (€ Greek OpEx evolution (€ mn) Cost-to-income ratios (%)

3 Domestic 90dpd stock stable in Q2; formation contracts 90dpd (€ bn) 18.0 14.7 1.2 2.1 60% 55% 32% 31% 28% 25% 20% Mortgages Consumer SBL Corporate Group Greece Turkey SEE & other 336 262 246 233 2Q'14(1) 3Q'14(1) 2Q'14(1) 3Q'14(1) 4Q'14 1Q'15 2Q'15 4Q'14 1Q'15 2Q'15 Source: NBG Notes: (1) Mortgages at 180dpd 46 Asset quality 1 4. 5 1 4. 7 1 4. 7 13. 3 1 3. 6 41 Greek 90dpd formation (€ mn) Greek 90dpd stock (€ bn) 6% 90dpd ratio per geography Greek 90dpd ratio per segment

3 Domestic formation abates in 2Q reflecting accelerated restructuring efforts

NATIONAL BANK OF GREECE

Mortgages[1] (€ mn)



247
117
63
74
71
121
154
281
37
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15

Consumer (€ mn)



76
46
15
47
22
14
15
42
21
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15

SBLs (€ mn)



10
74
-6
6
6
31
36
53
85
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15

Corporate (€ mn)



43
145
260
134
163
81
28
-42
-101
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15

Source: NBG
Notes: (1) Mortgage formation up to 3Q14 is on 180dpd basis; 4Q15 onwards is on a 90dpd basis

47 Asset quality

Contact details Leonidas Fragkiadakis CEO +30210 334 1024 lfragk@nbg.gr Paul Mylonas Deputy CEO +30210 334 1521 pmylonas@nbg.gr Ioannis Kyriakopoulos CFO +30210 334 3051 ikiriakopoulos@nbg.gr Greg Papagrigoris Head of IR +30210 334 2310 papagrigoris@nbg.gr ir@nbg.gr Anthony Kouleimanis Investor Relations +30210 334 3037 akouleimanis@nbg.gr ir@nbg.gr Maria Kanellopoulou Investor Relations +30210 334 1537 mkanellopoulou@nbg.gr ir@nbg.gr This presentation is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No part of this presentation may be construed as constituting investment advice or recommendation to enter into any transaction. No representation or warranty is given with respect to the accuracy or completeness of the information contained in this presentation, and no claim is made that any future to transact any securities will conform to any terms that may be contained herein. Before entering into any transaction, investors should determine any economic risks and benefits, as well as any legal, tax, accounting consequences of doing so, as well as their ability to assume such risks, without reliance on the information contained in this presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: October 30th, 2015
Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: October 30th, 2015
Director, Financial Division